44 Montgomery Street, Suite 2400
San Francisco, CA 94104
Telephone: 415-318-8810
Fax: 415-676-5816
www.lockelord.com

Daniel B. Eng
Direct Telephone: 415-318-8803
Direct Fax: 916-720-0317
deng@lockelord.com

June 13, 2011

Via Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:         Sooner Holdings, Inc.
Form 8-K; Filed February 14, 2011, as amended on May 4, 2011
Form 10-K/A for Fiscal Year Ended September 30, 2010
From 10-Q for Three Months Ended March 31, 2011
File No.: 000-18344

Dear Mr. Reynolds:

On behalf of our client Sooner Holdings, Inc., a Oklahoma corporation (the “Company”), we hereby respond to the Staff’s comment letter of May 24, 2011, issued in connection with the Company’s Form 8-K filed with the Commission on February 14, 2011, as amended on May 4, 2011, and Form 10-K/A for the Fiscal Year Ended September 30, 2010 and Form 10-Q for the Three Months Ended March 31, 2011.

The Company is filing an amendment to the Form 8-K (“Form 8-K/A”), an amendment to Form 10-K (“Amendment No. 4”) and an amendment to Form 10-Q for the three Months Ended March 31, 2011 in response to Staff’s comment and to update additional information. A courtesy marked copy of the amended Form 8-K, Form 10-K and Form 10-Q  showing changes between the amended filing and the prior filing will be delivered via Federal Express to Ms. Erin Wilson.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by the Company’s response.

1.        We note your response and your revised disclosure regarding comment one of our letter dated March 21, 2011 and we reissue the comment. Please provide the basis for your statements in the Development of Leather, Our industry, Increasing Demand for Artificial and Synthetic Leather, PU Applications, Market, and Manufacturing sections on pages nine through 12. Please disclose the entity that is the source of the information, the name of the publication in which the information is included, the date of the publication, and how an investor may access the publication. In this regard, we note several pieces of the aforementioned identifying information absent from your disclosure.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

John Reynolds
June 13, 2011

The Company has added disclosure indicating the source of information.  With regards to the section entitled Development of Leather, the source is polyurethanes.org which has been stated.

2.        Please disclose the consequences to the registrant if it does not exercise the call options for the San Ming or FFP plants. Please include such disclosure under Certain Relationships and Related Transactions as well.

 As disclosed in the section entitled Corporate Structure, it is the Company’s intent to exercise the call option on San Ming, but it is still evaluating its call option on FFP.  In the event that the Company does not exercise the call option on either San Ming or FFP, or both, San Ming or FFP, or both, will owe the Company any amounts due, if any.  This has also been disclosed in the Certain Relationships and Related Transactions section.

PU Leather, page 9

3.        We note your revised disclosure in response to comment 13 of our letter dated March 21, 2011.  Please revise your disclosure to expand on your efforts to “bring the San Ming manufacturing plant online.”  Discuss the status of this process and any agreements you may have, whether oral or written, to further the company’s plans.  We may have further comment.

The marketing, sales and distribution discussion on page 14 and “New Manufacturing Facility” on page 15 have been revised to expand the disclosure regarding the San Ming facility.

Footwear, page 16

4.        We note your response and your revised disclosure in response to comment 15 of our letter dated March 21, 2011. Please revise to disclose, in your filing, the material terms of your distribution agreements with Ransford Limited and Yuanfeng Shoes Material Trading Co. Ltd. Also, please clarify the spelling of Ransford, as we note it appears differently throughout your response and filing and revise accordingly.

The Company has disclosed that Ransford and Yuanfeng purchase the Company’s products pursuant to a standard purchase order.  However, the Company has recently entered into a Cooperation Agreement dated January 10, 2011, with Jinjiang Yuanfeng that provides Jinjjiang Yuanfeng more favorable terms to purchase the Company’s products.  This terms of the contract has been disclosed and was filed as Exhibit 10.16.

Finally, the Company has revised the disclosure to ensure the spelling of “Ransford” is consistent.

Property, page 18

5.        We note your revised disclosure in response to comments 16 and 17 of our letter dated March 21, 2011 and we partially reissue the comments. Please revise your disclosure to describe your existing and proposed properties in greater detail. Discuss each principal property separately, including in your discussion the capacity, adequacy, suitability and extent of utilization of the property. In addition to the foregoing attributes, please additionally disclose the square footage of the San Ming plant. See Item 102 of Regulation S-K, including Instruction 1.

John Reynolds
June 13, 2011

The Company has revised the disclosure to update information regarding its existing and proposed facilities including San Ming.  See page 18.

6.        We note your response and your revised disclosure in response to comment 17 of our letter dated March 21, 2011. Please revise where appropriate to clarify the status of the FFP plant. In this regard, we note your response states that the FFP plant “is now dormant since it was unable to obtain the land use permit” while elsewhere in the filing, such as page 46, your disclosure appears to say that you are currently working on the land use permit.

The disclosure has been revised to state that the FFP plant is currently on hold until certain land use rights have been resolved.  Further, the Company has revised the disclosure to be more consistent and state that the FFP plant will not be developed until the land use rights issues have been resolved and the San Ming facility has been sufficiently utilized.

Employees, page 20

7.        We note your revised disclosure in response to comment 20 of our letter dated March 21, 2011 and we partially reissue the comment.  Please revise where appropriate to disclose the meaning of “social insurance,” as the term appears throughout your filing.

The term “social insurance” has been expanded to disclose the five basic social security insurances.  See pages 17 and 33.

Risk Factors, page 20

8.        Based on your responses to our prior comments 21-26 regarding the preparation of your financial statements and management’s assessment of your internal control over financial reporting, please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

The Company has added additional risk factors that discloses the above issues.  See page 21.

In addition, this will further confirm to the Staff that the Company will evaluate the above listed factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K.

John Reynolds
June 13, 2011

9.        We note the response to comment 27.  Please tell us whether Mr. Ang is a PRC citizen.  If he is a PRC citizen, please respond to prior comments seven and 27.  Also, please explain why the entities he forms constitute wholly foreign owned enterprises.

Mr. Ang is a PRC citizen, but he is also a “returned overseas Chinese”.  According to rule No. 82 for the Implementation of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, returned overseas Chinese have the same rights to establish wholly foreign owned enterprises.

Liquidity and Capital Resources, page 37

10.        We note your revised disclosure in response to comment 30 of our letter dated March 21, 2010 and we partially reissue the comment. Please expand your disclosure to explain the “cash flow purposes” that are served by the related party transfers and quantify the transfers for the time periods covered by the financial statements. Finally, explain your reliance on these transfers going forward. See Item 301(a)(1) of Regulation S-K.

When certain parties are temporally short of working capital, they could borrow from other related parties for short-term periods.  This procedure was consistent of how Mr. Ang operated his related companies prior to the Company becoming a SEC registered company, and Mr. Ang believed, at that time, that the short-term borrowings were a  better way to provide working capital among the related  parties without paying interest.  This prior procedure of lending money among related parties has been disclosed, but the Company will curtail this practice in the future.

Please see below for the amounts due from related parties for the periods covered by the financial statements.

Related Party	Outstanding Balance as of December 31, 2010	Ending Balance as of March 31, 2011
Fuijian Feiying Plastic Co. Ltd.	$1,271,431	$(96,945)	(1)
Shishi Changsheng Shoes	$5,694,515	$0	(2)
San Ming	0	$5,710,229	(3)
Notes:

(1)  The Company has collected all amounts due from FFP.  As of March 31, 2011, the Company owed FFP $96,945.
(2)  Shishi Changsheng Shoes receivable in the amount of $5,694,515 as of December 31, 2010 was eliminated upon consolidation of the Company’s financial statements.  In addition, effective January 17, 2011, the Shishi Changsheng Shoes receivable was transferred to Mr. Ang and was cancelled in connection with entering into the San Ming call option with Mr. Ang. If the San Ming call option is exercise, the $5,694,515 will be applied to the purchase price of San Ming.
(3)  As of March 31, 2011, SFP has a receivable from San Ming of $5,710,229 for funds advance in connection with the construction of the San Ming facility and has been consolidated since San Ming is a VIE.

John Reynolds
June 13, 2011

11.        Please expand this disclosure to address the $5.7 million receivable from Shishi Changsheng.  Please disclose the principal purposes for this receivable and the status of this receivable.  Please see our related comment below under “Certain Relationship and Related Party Transactions. In addition, please explain note 12 to the financial statements, which says that the receivable was eliminated upon the consolidation of San Ming.

The $5,697,454 due to the Company from Shishi Changsheng was related to funds advance for construction costs for the San Ming facility.  Shishi Changsheng is owned by Mr. Ang.  The $5,697,454 due from Shishi Changsheng was subsequently transferred to Mr. Ang.  On January 17, 2011, the $5,697,454 due from Mr. Ang was cancelled in consideration for the Company entering into a call option to acquire from Mr. Ang all of the outstanding shares of San Ming which owns the San Ming facility at a price based on a formula.  If the San Ming call option is exercised, the $5,697,454 will be credited to the San Ming purchase price.  It is the intent of the Company to exercise the San Ming call option.

12.        Please disclose the principal purposes for the receivable from FFP.

As of December 31, 2010, the Company had a receivable from FFP which related to funds used in efforts to secure the land use rights at the proposed FFP facility.  As of March 31, 2011, the Company collected all amounts due from FFP.  As of March 31, 2011, the Company owed FFP for the payment of expenses of $96,945.

13.        Please quantify the related party receivables that had been satisfied as of January 2011.

Party	As of December 31, 2010`		As of January 31, 2011
Fuijian Feiying Plastic Co.	$1,271,431		$(97,889)
Shishi Changseng Shoes	$5,694,515	(1)	$0
San Ming	$0		$3,058,081
(1) Effective January 17, 2011, this amount was assigned from Shishi Changsheng to Mr. Ang and subsequently cancelled in connection with entering into a call option to acquire San Ming.

14.        The revised disclosure indicates that SFP has funded $12 million of the San Ming land and construction.  Please explain the transactions under which SFP provided such funding, quantify the transactions involved and disclose the involvement of affiliated parties, naming those parties.

SFP	As of December 31,2010		As of March 31,2011

Related party receivable from Changsheng	$5,694,515	(1)	$0
Related party receivable from San Ming	0		$5,710,229
Total	$5,694,515		$5,710,229

(1) This amount was assigned to Mr. Ang and subsequently cancelled in connection with entering into a call option to acquire San Ming.

John Reynolds
June 13, 2011

In consideration of the San Ming call option, the $5,694,515 owed to the Company from Shishi Changsheng and the $83,490 receivable from San Ming was assigned to the Company’s subsidiary HKWT.  In addition, the $5,694,515 owed to the Company from Shishi Changsheng was assigned to Mr. Ang.  This $5,694,515 was cancelled as consideration of entering into the call option.  The approximately $12 million in funding for the San Ming land and construction consisted of primarily of advances to Shishi Changsheng and San Ming which used such advances for land and constructions costs at the San Ming facility.

15.        Please disclose the financial impact should the registrant not exercise the call options for the San Ming or FFP plants.

As disclosed, the Company intends to exercise the San Ming call option.  However, if for some reason the Company does not exercise either the San Ming call option or FFP call option, all amounts otherwise due and payable will be paid.  As of March 31, 2011, San Ming owned the Company’ approximately $5.71 million in funds advanced by the Company to San Ming for construction costs at the San Ming facility.  If the Company does not exercise the call option, then it is unclear whether or not San Ming can repay the Company for funds advance.  The non payment for cash advanced by the Company to San Ming will have an adverse effect on the Company’s cash position.

Off-Balance Sheet Arrangements, page 38

16.        We note your response to comment 37 of our letter dated March 21, 2011. Please reconcile the loan numbers for exhibits in your table with the loan numbers in the corresponding document for exhibits 10.12 and 10.15. Also, regarding exhibit 10.15, please clarify whether CIB Shishi Branch is also Industrial Bank Co., Ltd. Shishi Branch.  Please revise accordingly if necessary.

The loan number showed in Exhibit 10.12 should be No. ORDER355SS1000015.  Also, we clarify that Industrial Bank Co., Ltd., Shishi Branch is correct name.  There is no CIB Shishi Branch.

Directors, Executive Officers and Corporate Governance, page 39

17.        We note your revised disclosure in response to comment 38 of our letter dated March 21, 2011 and we partially reissue the comment. Please revise your officer and director biographies to include titles and beginning and end dates of each position, by month and year. Please also address any gaps in employment over the past five years. See Item 401(a), (b) and (e) of Regulation S-K.

The Company has revised the disclosure in light of the Staff’s comments.  See page 39.

Security Ownership of Certain Beneficial Owners and Management, page 42

18.        We note your revised disclosure in response to comment 44 of our letter dated March 21, 2011.  Please revise this section to provide the required Regulation S-K Item 403 disclosure.  In this regard, we note that the securities categories presented are not consolidated and your table is not presented in the format required by Item 403.

John Reynolds
June 13, 2011

The security ownership table has been revised in light of the Staff’s comment to provide information for each voting class of securities.

19.        Please disclose the timing of the reverse stock split and any material conditions to such stock split.

The Company intends to effect the reverse stock split as soon as practicable upon confirmation from the Staff that it has no further comments.  There are no material conditions to be met to effect the reverse stock split.

Certain Relationships and Related Transactions, page 45

20.        We note your explanation and revised disclosure in response to comment 45 of our letter dated March 21, 2011.  Please provide us with your analysis that High-Reputation Assets Management Longshan Limited, Joint Rise Investment Limited and W-Link Investment Limited are not related parties. In this regard we note that each entity owns a percentage of your stock and that each entity is controlled by Mr. Ang, your director and president.

As previously stated and reported on Schedule 13D, Mr. Ang controls, through a nominee, China Changsheng Investment Limited and China Longshan Investment Limited who, collectively, own more than 5% of the Company’s common stock on an as converted basis.

Each of High-Reputation Assets Management Limited, Joint Rise Investment Limited and W-Link Investment Limited own less than 5% of the Company’s common stock on an as converted basis, is separately owned, is not controlled by a common owner, and has no arrangements or understandings as to working together as a group.  Further, Mr. Ang has no ownership in nor does he control High-Reputation Assets Management Limited, Joint Rise Investment Limited and W-Link Investment Limited.  Accordingly, the Company believes that the disclosure is correct.

21.        We note your revised disclosure in response to comment 46 of our letter dated March 21, 2011.  Please supplementally explain to us how each of the agreements has been updated.  We may have further comment.

The contracts listed under Exhibit 10.7 and 10.8 have been updated to November 16, 2011 and November 15, 2011, respectively, under Section 2.2.  The contract under Exhibit 10.14 expires on August 10, 2011.

22.        According to Article 2 of Exhibit 10.18, HK Weituo has paid Mr. Ang $5.7 million and $83,490. Please disclose.

The Certain Relationships and Related Transactions section has been revised to clarify the terms of the call options.  The $5,697,454 due to the Company from Shishi Changsheng was related to funds advance for construction costs for the San Ming facility.  Shishi Changsheng is owned by Mr. Ang.  The $5,697,454 due from Shishi Changsheng was subsequently transferred to Mr. Ang.  On January 17, 2011, the $5,697,454 due from Mr. Ang was cancelled in consideration for the Company entering into a call option to acquire from Mr. Ang all of the outstanding shares of San Ming which owns the San Ming facility at a price based on a formula.  Technically, Mr. Ang did not receive these funds since they were advances for the San Ming facility and FFP facility and such advances were cancelled in connection with the call option agreements.  Please see page 46.

John Reynolds
June 13, 2011

Shishi Feiying Plastic Co., Ltd. Financial Statements
Notes to Financial Statements
1. Business of the Company and Liquidity, page F-6

23.        We have reviewed your response to our prior comment 50.  It appears that Hong Kong Weituo and ShiShi Feiying Plastic Co., Ltd are wholly owned subsidiaries that were acquired in transactions accounted for as “entities under common control”.  It appears that the recapitalization transaction that occurred on February 14, 2011 was between Sooner Holdings, Inc. and Chinese Weituo Technical Limited, therefore the financial statements that should be presented would be those of Chinese Weituo Technical Limited.  Please revise.  Please ensure that the financial statements include a detailed discussion of how your current corporate structure came to existence including the incorporation date for each entity, the shareholders of each entity, the timing and nature of each transaction, the consideration exchanged and how you accounted for each transaction.

The Company has added disclosure under the heading “recent transactions” in Note 1 of the financial statements to add clarity as to the corporate structure.

Chinese Weituo Technical Limited was formed solely for the purpose of and intent of Shishi Feiying Plastic Co., Ltd. being involved in a reverse merger with a US public company.  Chinese Weituo Technical Limited has no assets, liabilities, or operating activity.  The financial statements represent the activity at Shishi Feiying Plastic Co., Ltd.  Accordingly, the Company continues to believe it is appropriate to include presentation of the Shishi Feiying Plasic Co., Ltd, financial statements as opposed to renaming them as those of Chinese Weituo Technical Limited.

Exhibit 99.2
Unaudited Pro Forma Condensed Consolidated Financial Statements
General

24.        We note that the pro forma income statement and balance sheet presented is labeled as of the year ended December 31, 2010.  This appears to be inconsistent with the financial information presented for Sooner Holding Inc. which is for the year ended September 30, 2010.  Please clarify and revise.

The pro forma income statement and balance sheet presented in the unaudited pro forma condensed consolidated financial statements is labeled as of the year ended December 31, 2010 since it in fact includes the information for the year ended and as of December 31, 2010.  Sooner Holdings, Inc. did have a fiscal year end of September 30; however, in order to add clarity to the reader of the financial statements and to coincide with the year end of the operating company, December 31 information is presented in such unaudited pro forma condensed consolidated financial statements.  This is disclosed in Note 2 – Accounting Period Change.

John Reynolds
June 13, 2011

Note 4 – Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

25.        It appears from your disclosure that adjustment (b) eliminates the assets, liabilities and non-recurring expenses of Sooner Holdings, Inc.  Please note that in a recapitalization the assets and liabilities of Chinese Weituo, ShiShi Feiying Plastic Co., Ltd and Sooner Holdings, Inc. should be combined at their net book value.  Please revise.

The elimination of the assets, liabilities, and non-recurring expenses of Sooner Holdings in the adjustments to the unaudited pro forma condensed consolidated financial information reflects the requirement to settle these items in advance of completion of the Share Exchange Agreement.  The Company has revised footnote B to clarify the rationale for these pro forma adjustments.

Exhibits
General

26.        We note your response to comment 61 of our letter dated March 21, 2011 and we reissue the comment.

The Company believes that its Exhibit reference is correct.  As disclosed under Item 5.03 of Form 8-K, in connection with the Share Exchange Agreement, the Company filed a Certificate of Designation, Preferences and Rights to establish the Series A Preferred Stock.  The right to establish and issue a series of preferred stock was allowed under the Company’s original Certificate of Incorporation.  The Certificate of Designation, Preferences and Rights for the Series A Preferred Stock was filed as Exhibit 3.2.  However, there was no specific change to the Certificate of Incorporation.

Form 10-K/A for Fiscal Year Ended September 30, 2010 filed May 4, 2011
Item 9A(T). Controls and Procedures, page 3

27.        We reviewed your revised disclosure in response to our prior comment 63. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to provide the disclosures required by Items 308T(a)(2).

The Company has filed amendment number 4 to Form 10-K for the year ended September 30, 2010 to disclose that it has not developed a framework to be used by management to evaluate the effectiveness of the Company's internal control over financial reporting.  Accordingly, the Company has disclosed that it cannot determine whether the Company's internal control over financial reporting is effective or ineffective as of September 30, 2010.

John Reynolds
June 13, 2011

28.        We note your disclosure that your chief executive officer and chief financial officer conducted an evaluation of the effectiveness of your internal control over financial reporting. This statement appears to be inconsistent with your disclosure that because of limited funds and personnel you have not yet developed a framework from which to determine whether your internal controls over financial reporting are effective. Please provide a detailed discussion of the steps you performed to complete your evaluation of the effectiveness of internal controls over financial reporting and how these procedures are in accordance with the requirements under the framework you utilized.  Please refer to the discussion in the Staff’s statement on management’s report on ICFR (Paragraph C) available on our website at http://www.sec.gov/info/accountants/stafficreporting.pdf.  Please note that if your evaluation was not completed your disclosure should clearly state that you cannot conclude whether your internal controls over financial reporting are ineffective or ineffective for the year ended September 30, 2010. In addition, your disclosure should provide a detailed discussion of your plan for completing your evaluation of internal controls over financial reporting and when you expect the evaluation to be completed. Please note that once your evaluation of your internal controls over financial reporting is completed you will need to amend your September 30, 2010 10-K again to clearly state whether your internal controls over financial reporting are effective or ineffective.

As previously disclose, due to limited personnel and funds, the Company did not develop a framework from which to determine whether the Company’s internal controls over financial reporting are effective.  As a result the Company’s Form 10-K has been amended to state that as a result of the Company’s framework not being completed, the Company cannot conclude whether its internal controls over financial reporting are effective or ineffective for the year ended September 30, 2010.

Further, the Company is currently in the process of engaging an outside consultant to assist in the developing a framework from which to determine whether internal controls over financial reporting is effective, but cannot, at this time, determine when its evaluation will complete.  The Company hopes to engage the consultant within a couple of months.

This will confirm that once the Company’s evaluation of internal controls over financial reporting is completed, the Company will amend its September 30, 2010 Form 10-K  to clearly state whether the Company’s internal controls over financial reporting are effective or ineffective.

Form 10-Q Filed for the Three Months Ended March 31, 2011
Condensed Consolidated Balance Sheet, page 1

29.        We note that the financial statements have been prepared to reflect the share exchange agreement that occurred on February 14, 2011 between Chinese Weituo and Sooner Holdings, Inc. It appears that the financial statements have not been adjusted to reflect the 1 to 18.29069125 reverse-stock  split and the conversion of the Series A preferred stock into shares of common stock as required by the Shares Exchange Agreement.  Please clarify or revise.

The 1 to 18.29069125 reverse-stock split and conversion of the Series A preferred stock into shares of common stock as required by the Shares Exchange Agreement has not yet occurred.  Accordingly, the financial statements for the three months ended March 31, 2011 do not reflect said reverse-stock split.  The Company intends to complete the reverse stock split upon confirmation that the Staff has no further comments on the Company’s above referenced filings.

30.        It appears that 14,632,553 shares issued and outstanding at December 31, 2010 is inconsistent with the disclosure of 12,688,016 shares issued and outstanding in your Form 10-Q/A filed on February 11, 2011. Please clarify or revise

John Reynolds
June 13, 2011

As disclosed in the Form 8-K filed on February 9, 2011, the Company issued 1,593,351 shares to the Cunningham Family Trust and 351,186 shares to Marilyn C. Kenan, Trustee of the Marilyn C. Kenan Trust on February 3, 2011 to settle outstanding obligations and indebtedness. See the following table that reconciles the two share amounts addressed in the Staff’s comment.

Initial Balance	12,688,016
The Cunningham Family Trust	1,593,351
Marilyn C. Kenan, Trustee of the Marilyn C. Kenan Trust	351,186
Total	14,632,553

ASC Topic 805 Business Combinations – 40 Reverse Acquisitions – 45 Other Presentation Matters -1, provides the following guidance on required adjustments to the accounting acquirer’s legal capital to reflect the legal capital of the legal parent (accounting acquiree) in the consolidated financial statements following a reverse acquisition:

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

Since the shares issued above were in conjunction with the required settlement of prior obligations in advance of consummating the transaction, the number of shares reported as of December 31, 2010 in the Form 10-Q for the three months ended March 31, 2011 were retroactively restated to include such share issuance in accordance with ASC Topic 805.

Closing Comment

We believe the foregoing addresses all of the Staff’s comments set forth in its Comment Letter dated May 24, 2011.  The Company is most anxious to complete this process and to complete its name change and reverse stock split as disclosed on Schedule 14C.  Therefore the staff's prompt response is greatly appreciated.

In addition, for any questions and further discussions relating to this matter, please feel free to contact the undersigned at 415-318-8803 or John Yung at (916) 930-2524.

Very truly yours,

/s/ Daniel B Eng
Daniel B Eng

JPY:ar

cc:       Erin Wilson

John Reynolds
June 13, 2011

ACKNOWLEDGEMENT

Sooner Holdings, Inc.  (the “Company”) hereby acknowledges the following:

1.        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.        Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.        The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: June 13, 2011	Sooner Holdings, Inc.

	By:	/s/ Huang Jin Bei
Huang Jin Bei, Chief Financial Officer